

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2020

John Michel
Executive Vice President and Chief Financial Officer
First Foundation Inc.
18101 Von Karman Avenue, Suite 700
Irvine, CA 92612

>   **Re: First Foundation Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2018**
>   **Filed March 1, 2019**
>   **File No. 001-36461**

Dear Mr. Michel:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance